Via Facsimile and U.S. Mail
Mail Stop 4720

May 21, 2009

Mr. Christopher Anzalone
Chief Executive Officer, President and Director
Arrowhead Research Corporation
201 S. Lake Avenue, Suite 703
Pasadena, California 91101

Re: Arrowhead Research Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
File No. 000-21898

Dear Mr. Anzalone:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Branch Chief